

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2010

Patrick Yore, President
Big Clix Corp.
12D School Street
Fairfax, CA 94930

> **Re:** **Big Clix Corp.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2010**
> **File No. 333-168403**

Dear Mr. Yore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of developing software and systems to create, target, deliver and measure effectiveness of mobile advertising. We note that you have had no operations, sales nor revenues since inception through June 30, 2010. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

2. Throughout your registration statement, including in your risk factors as well as under the heading "Non-Cumulative Voting" on page 30, you disclose that after the offering is completed, your current stockholder will own approximately (1) 75% of your outstanding shares, assuming 100% of the shares being offered are sold, and (2) 87.5% of your outstanding shares, assuming 50% of the shares being offered are sold. Please tell us how you calculated these percentages and revise, as appropriate. In this regard, it appears that these numbers should be 80% and 89%, respectively.

Registration Statement Facing Page

3. Please revise to indicate that Florida, and not California, is your state or other jurisdiction of incorporation or organization.

Front Cover of Prospectus

4. We note your disclosure on the prospectus cover page that you will sell your common stock in $500 increments. Please make similar disclosures in your "Summary of Our Offering" and "Plan of Distribution" sections of the prospectus.

5. We note your disclosure in your "Summary of Our Offering" and "Plan of Distribution" sections that you will conclude the offering the earlier of (1) when all 3,000,000 shares of common stock have been sold or (2) 90 days after your registration statement is declared effective. Please revise your prospectus cover page to provide a similar disclosure. Refer to Item 1 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K.

6. We note your disclosure on the prospectus cover page that you do not plan to place funds in an escrow account. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 1 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K.

7. Please disclose on your prospectus cover page or in your summary section that Mr. Yore, your sole officer and director, currently owns and will continue to own after completion of the offering sufficient shares to control the operations of the company.

Summary of Our Offering, page 3

Use of Proceeds, page 3

8. In the penultimate sentence under this heading, you state that if all of the shares are not sold, the gross proceeds will be less and may not cover the expenses of the offering. In the last sentence, it appears that you intend to provide an example, but

the information provided relates to the number of shares sold and not the gross or net proceeds. Please revise.

Summary Information About Big Clix, page 4

9. We note your statement "The Big Clix unified, streamlined system to combine and coordinate all aspects of administering a mobile advertising campaign will be new to the nascent and utterly fragmented mobile advertising space." However, it does not appear that you have either built or purchased a unified streamline system to administrate a mobile advertising campaign. Please revise your disclosure here and elsewhere in your prospectus to reflect the present status of your business or services or products and when discussing the abilities or market impact of the system you plan to develop, please identify those statements as the opinion or belief of management.

Risk Factors, page 5

10. Please avoid duplicative risk factors. In this regard, please compare your last risk factor on page 9 with the first risk factor on page 11. This is an example only. Please review your risk factors and eliminate duplicative risk factors.

Blue Sky laws may limit your ability to sell your shares. If the state laws are…, page 8

11. Currently, it appears that you are including more than one risk factor under this subheading. The majority of your disclosure discusses the risk associated with state blue sky laws. However, the last two sentences of this risk factor appear to be discussing the risk associated with not executing your business plan on schedule or within budget. Avoid bundling risk and if a risk is material, provide it with its own descriptive subheading.

Plan of Distribution, page 17

12. We note your disclosure in the last sentence of the first paragraph under this heading and elsewhere in your registration statement that the offering will conclude the earlier of the date when all of the shares are sold or 90 days after the effective date of the registration statement. However, in the last sentence of the second paragraph under this heading you disclose that you expect the shares of common stock to be offered and sold within two years of the initial effective date. Please revise or advise.

13. In the fourth paragraph under this heading you disclose that the company is registering 3,000,000 shares of common stock "for possible resale" at the price of $0.01 per share. Registering shares in a transaction for "resale" generally means that you are registering shares on behalf of shareholders who will be selling their

own shares in the offering. However, based on the disclosure throughout the rest of your filing, it appears that you are registering 3,000,000 shares of common stock to be sold by the company. If true, please remove the phrase "for possible resale" from this paragraph. If this is not the case, please explain to us in greater detail the transaction you are registering and revise your filing, as appropriate.

14. We note your disclosure that your offering price may "vary from transaction to transaction" in the sixth paragraph under this heading. This disclosure is inconsistent with your disclosure elsewhere in the registration statement that the price of your shares will be fixed at $0.01 for the duration of the offering. Please revise your disclosure to state that the shares will be sold at a fixed price for the duration of the offering or provide us with an analysis of the legal basis that would allow your shares to be priced at the market. Refer to Securities Act Rule 415(a)(1)(x) and (a)(4) and the eligibility requirements of Form S-3.

15. In this section, please discuss or reference the "penny stock" restrictions on your shares as you have in your Risk Factors section on page 8.

Business, page 18

Company Summary, page 18

16. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. In this regard, please clarify how you plan to deliver your product(s) or service(s) to your customers. By way of example only, please revise your disclosure to address the following:

• It is unclear from your existing disclosure whether you intend to sell a software product, an advertising service or both. In revising your disclose in response to this bullet, please also revise to disclose whether your target customers will run your software on their system, whether you will provide a service for them that runs their ads and provides reports to them, or otherwise describe your future product(s) and/or service(s).

• If you describe future products, please provide the status of development and indicate the timeframe for which you anticipate offering these products, whether you will develop or provide those products in-house or whether you will purchase the products from others and the basis of your conclusions.

• You project that it will cost $150,000 to execute your business plan. Since you will generate no more than $25,000 in net proceeds from your offering, assuming the maximum number of shares are sold, you should discuss how you plan to fund your business plan and, in particular, your product development costs. In this regard, we note your disclosure on page 15 that you do not anticipate using any of the proceeds of this offering for product development.

- Generally, please discuss the intended operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. You should discuss in greater detail the steps you intend to take to conduct your operations and the costs for each step. Also, please disclose the basis for the amount of time you believe you will need for each step in that timeline and disclose the costs necessary to complete each step. Please also disclose how much you expect to charge for products or services and how much it will cost you to provide those products and services.

17. We note the use of industry or financial jargon like "php database," "ROI," "APIs" and "VAR" in your prospectus. Please revise to explain these concepts rather than using jargon. These are only example, please review your entire prospectus and revise.

Market Analysis Summary, page 18

18. When you describe your business and strategy, please avoid words and phrases that could suggest to investors that you already have developed your product(s) and/or service(s). In this regard, please refer to the bulleted list beginning at the bottom of page 18 and revise your disclosure to address the following:

- In the third bullet, please revise so as not to suggest that you already have had success in the food and beverage and entertainment sectors;

- In the fifth bullet, the use of the phrase "to significantly increase revenue" could suggest that you already have generated revenue, which you disclose is not the case; and

- In the sixth bullet, your use of the phrase "expand product functionality" could suggest that you already have developed a product.

These are merely examples and are not intended as an exhaustive list. Please review and revise your prospectus consistent with this comment.

Product Definition, page 19

19. In the second paragraph under this heading, you disclose that your system "will not only help in the programming and functionality aspects of developing effective mobile ad campaigns, it will enable the user to easily explore creative solutions." Please revise to describe these creative solutions.

Consumer Demographics, page 20

20. We note that you plan to collect personal data on mobile device users. Please consider whether you need additional risk factors related to the collection of personal data, government regulation on the collection of such data, if any, and the security of that data. In addition, please disclose in your business discussion how you will collect this data and whether consumers can opt out of providing such data to you.

Indirect Sales/Partnerships, page 20

21. Please revise to clarify what you mean by "market leaders" and identify the markets that you plan to develop partnerships with the "market leaders."

Competition, page 20

22. We note your statement "The key fulfillment and delivery will be provided by the principals of the business." Please expand on this concept to explain how one officer working part time will be able to execute this part of your sales plan and whether you are planning to hire more principals.

Background of Officers and Directors, page 27

23. You disclose in your risk factors that Mr. Yore has other business interests and currently devotes approximately 30 hours per week to your operations. Please disclose these business interests and all other business experience during the past five years without any gaps or ambiguities by adding dates or the duration of employment and including whether any of the corporations or business associations are your parent, subsidiary, or other affiliate. Also, please briefly discuss Mr. Yore's specific experience, qualifications, attributes, or skills that led to the conclusion that he should serve as your director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Exhibit 23.1

24. Please have your accountants revise their consent to refer to the date, July 22, 2009, of your accountant's audit report contained in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director